

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2012

Robert C. Harvey
Chief Executive Officer, Principal Accounting Officer, and Chief Financial Officer
Oakridge Holdings, Inc
400 West Ontario Street
Unit 1003
Chicago, IL 60654

      Re: **Oakridge Holdings, Inc**
                Form 10-K
                Filed October 13, 2011
                File No. 000-01937

Dear Mr. Harvey:

We have reviewed your response letter dated April 23, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended June 30, 2011

Financial Statements

10. Income Taxes

1. We have considered your response to our prior comment. We remain unclear how claiming a research and development credit resulted in a temporary difference. Please explain to us in further detail why the research and development credit is does not create a permanent difference between your income tax and GAAP financial statements. In your response tell us how and when the deferred tax asset will reverse in future periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief